UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              New Commerce Bancorp
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   643598 10 5
                                   -----------
                                 (CUSIP Number)

                                Ralph S. Crawley
                             301 New Commerce Court
                        Greenville, South Carolina 29607
                            Telephone: (864) 297-6333
                            -------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 26, 2002
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.1313d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 643598 10 5                                              Page 2 of 5
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                                  SCHEDULE 13D

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ralph S. Crawley
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Carolina, United States
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    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          45,000 - shares of common stock owned directly.
  EACH REPORTING PERSON          9,000 - shares in the form of warrants and
          WITH                   options that the filer has the right to
                                 acquire.
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                           8     SHARED VOTING POWER


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                           9     SOLE DISPOSITIVE POWER
                                 45,000 - shares of common stock owned directly.
                                 9,000 - shares in the form of warrants and
                                 options that the filer has the right to
                                 acquire.
-------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           |_|


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.35%
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14       TYPE OF REPORTING PERSON*

         IN

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CUSIP No. 643598 10 5                                               Page 3 of 5
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Item 1.    Security and Issuer

     This statement relates to the Common Stock, par value $.01, of New Commerce Bancorp (the "Issuer"), the principal executive offices of which are located at 301 New Commerce Court, Greenville, South Carolina 29607.


Item 2.    Identity and Background

     This statement is being filed by Ralph S. Crawley (the "Shareholder"), a director of the Issuer, who is a citizen of the United States.

     Shareholder's principal occupation is serving as the co-founder and President of Carter and Crawley, Inc., a custom automated control systems supplier to industrial and utility clients since 1967. Shareholder's address at Shareholder's principal place of business is 1010 Thousand Oaks Boulevard, Greenville, South Carolina 29607.

     During the last five years, Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds and Other Consideration

     The Shareholder became the beneficial owner of shares of common stock through the following transactions:

(a) The purchase of 25,000 Shares with personal funds in the Issuer's initial offering on May 11, 1999;
(b) Pursuant to a warrant agreement issued in consideration of his efforts as an organizer of the Issuer's subsidiary bank. The warrants cover 7,500 shares and were issued on January 12, 1999 and fully vested and exercisable on May 17, 1999;
(c) Pursuant to an option agreement issued to directors of the Issuer. The options cover 2,500 shares and vest ratably over five years beginning on August 26, 2000 of which 1,500 are currently vested; and
(d) The purchase of 20,000 Shares with personal funds from a large shareholder on June 5, 2002.




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CUSIP No. 643598 10 5                                               Page 4 of 5
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Item 4.    Purpose of Transaction

     The Shareholder acquired his shares for investment purposes. In the future, the Shareholder may acquire additional shares or dispose of some or all of the securities of the Issuer that he now owns. The Shareholder has no current plans to acquire more than 10% of the total number of shares outstanding.

Item 5.    Interest in the Securities of the Issuer

     (a) Purchaser beneficially owns 54,000 shares of the Company, or approximately 5.35% of the outstanding Shares, consisting of 45,000 Shares, a Warrant to purchase 7,500 Shares at a price of $10.00 per share, and an Option to purchase 2,500 shares at a price of $10.00 per share of which 1,500 are currently vested.

     (b) Purchaser has the sole power to vote and direct the disposition of 45,000 Shares and has the right to acquire a total of 9,000 Shares at an exercise price of $10.00 per share.

     (c) Purchaser acquired 20,000 shares on June 5, 2002 from a large shareholder disposing of his stock at a price of $9.50 per share. These Shares were purchased in a private transaction with personal funds. In addition to the above, 500 shares of the Purchasers 2,500 option for shares of common stock vested as of August 26, 2002, giving the Purchaser a total of 1,500 vested options.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shareholder is not a party to any contract, arrangement, understandings or relationships other than those listed herein.


Item 7.    Material to Be Filed as Exhibits

           None.



                         (Signature on subsequent page.)


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CUSIP No. 643598 10 5                                               Page 5 of 5
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:     October 28, 2002

                                      Ralph S. Crawley:


                                      /s/ Ralph S. Crawley
                                      ------------------------------